Mail Stop 4561

May 22, 2009

Edward T. Colligan
President and Chief Executive Officer
Palm, Inc.
950 West Maude
Sunnyvale, California 94085

> **Re:** **Palm, Inc.**
> **Form 10-K for Fiscal Year Ended May 30, 2008**
> **Filed July 25, 2008**
> **File No. 000-29597**

Dear Mr. Colligan:

We have reviewed your response letter dated May 12, 2009 in connection with the above-referenced filing and have the following comment.

Item 1. Business

Intellectual Property, page 10

1.   We note your response to prior comment 1 of our letter dated April 14, 2009. We are unable to concur with your assertion that the Windows agreement is not required to be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. In this regard, we note that your analysis addresses your dependence on the Palm OS as compared to the Windows OS. While we concur with your assertions regarding your dependence on Palm OS, you have not demonstrated that you are not also substantially dependent, by the terms of the contract with Microsoft, on the revenue stream generated by Windows OS. Please file the agreement or specifically address why it is not required to be filed given its material terms (which you should describe in your response, including any commitments and requirements) and the revenue stream generated thereby.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact the undersigned at 202-551-3457 with any questions you may have regarding the above comments. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at 202-551-3735.

Sincerely,

Maryse Mills-Apenteng
Staff-Attorney